September 25, 2019

Jason A. Amello
Senior Vice President, Chief Financial Officer and Treasurer
Akebia Therapeutics, Inc.
245 First Street
Cambridge, MA 02142

       Re: Akebia Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 26, 2019
           Form 10-Q for the Quarterly Period Ended June 30, 2019
           Filed August 8, 2019
           File No. 001-36352

Dear Mr. Amello:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q For the Quarterly Period Ended June 30, 2019

Item 1. Legal Proceedings.
Legal Proceedings Relating to Auryxia-ANDA Litigation, page 60

1. Please tell us how you considered the results of the ANDA litigation, which was settled prior to the issuance of your most recent Form 10-Q and could potentially negatively impact future sales of Auryxia, in assessing your goodwill and intangible assets (including your developed product rights for Auryxia) for potential impairment as of the period ended June 30, 2019.
 Jason A. Amello
FirstName LastNameJason A. Amello
Akebia Therapeutics, Inc.
Comapany 25, 2019
September NameAkebia Therapeutics, Inc.
Page 2
September 25, 2019 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jacob Luxenburg at 202-551-2339 or Angela Connell at 202-551-
3426 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance